Exhibit 99.1

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD REPORTS Q1 RESULTS – BEATS COST GUIDANCE

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Refer to the interim Management Discussion and Analysis (MD&A) and unaudited consolidated Financial Statements for more information.

Toronto, Ontario, May 7, 2013 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) today reported its unaudited consolidated financial and operating results for the first quarter ending March 31, 2013.

•	Attributable gold production of 188,000 ounces, with attributable sales of 171,000 ounces.

•	Total cash costs of $787 an ounce, $63 below the bottom of guidance.

•	Adjusted net earnings[1] attributable to equity holders of $57.7 million, or $0.15 a share.

•	Reported net earnings attributable to equity holders of $10.9 million, or $0.03 a share, inclusive of $27.4 million impairment of investments (at market value).

•	Revenues of $305.3 million.

•	Operating cash flow before changes in working capital[1] of $115.2 million, or $0.31 a share.

•	Quarter-end cash, cash equivalents and gold bullion (at market value) of $863.3 million.

•	Westwood begins production.

•	Launched $100 million cost reduction program.

•	Rosebel Definitive Agreement approved by National Assembly of Suriname on April 13, 2013.

•	2013 consolidated total all-in sustaining cost guidance: $1,200-$1,300 an ounce.

“With the initiation of our $100 million cost reduction program before the drop in gold prices and our history of disciplined capital allocation, IAMGOLD was well ahead of the curve in responding to the challenges in our industry,” said Steve Letwin, President and CEO. “We are very encouraged with cash costs coming in at $787 an ounce, $63 below the bottom of our guidance, and we will revisit our cost guidance in the second quarter. At the same time, our continued focus on maintaining a strong balance sheet gives us the option of deferring capital expenditures apart from what is essential to sustaining the current operations. We will move forward only with expansion and development projects that meet our criteria for delivering attractive returns. The traction we are making on the cost front together with our renewed commitment to capital discipline points to a positive outlook ahead.

“Meanwhile, we continue to execute on our business plan, and brought Westwood into production as scheduled at the end of the first quarter,” continued Mr. Letwin. “And in mid-April, the National Assembly of the Government of Suriname unanimously approved the joint venture agreement respecting future resource development and related power costs. The 50% reduction in the power rate applicable to new concessions and future expansions beyond the one currently under review will open a new chapter for Rosebel. We continue to have dialogue with the government with respect to power rates at the existing Rosebel operation.”

FIRST QUARTER 2013 HIGHLIGHTS

Change in Accounting for Joint Venture Interests

As a result of the adoption of IFRS 11, Joint Arrangements, effective January 1, 2013, IAMGOLD began accounting for its joint venture interests, Sadiola (41%) and Yatela, (40%) using the equity method of accounting instead of proportionate consolidation. We now report earnings from these joint ventures in the consolidated statements of earnings in one line as share of net earnings (losses) from associates and joint ventures. Although there is no change to net earnings and earnings per share, individual line items such as revenues, cost of sales and income tax expense were affected by collapsing the impact of Sadiola and Yatela to one line. As well, consolidated operating cash flows and investing activities within the consolidated statements of cash flows were impacted due to the difference in equity accounting as compared to proportionate consolidation. We continue to present operational information about our joint ventures, including cash costs and gold production.

Financial Performance

•

Revenues for the first quarter 2013 were $305.3 million, down 14% from the same prior year period. The decrease was mainly due to a lower volume of gold sales ($39.1 million) and a lower realized gold price ($11.5 million). The reduction in sales volumes was primarily related to lower production, as expected, from processing lower grades at Essakane and timing differences between production and sales.

•

Cost of sales for the first quarter 2013 was $184.4 million, up 3% from the same prior year period. The increase was due to higher than expected operating costs mainly related to longer hauling distances at Rosebel and the mining and processing of harder rock ($4.6 million) and higher depreciation expense ($1.0 million).

•	Adjusted net earnings[1] attributable to equity holders for the first quarter 2013 were $57.7 million ($0.15 per share1), down $33.9 million ($0.09 per share) or 37% from the same prior year period.

•

Net earnings attributable to equity holders for the first quarter 2013 were $10.9 million ($0.03 per share), down from $119.2 million in the first quarter 2012. The decrease was mainly related to lower revenues and higher cost of sales ($54.4 million), higher impairment of investments ($22.8 million), derivative losses ($17.6 million) and higher foreign exchange losses ($12.7 million). The impairment of investments includes an $18.6 million impairment charge for the Company’s equity investment in INV Metals Inc. (“ÌNV”) as a result of a significant decline in the market value of INV shares. Since IAMGOLD has no ability to control the investment, it is not permitted to utilize an alternate valuation method which may have otherwise found the investment to have a market value in excess of its carrying amount.

•	Operating cash flow for the first quarter 2013 was $99.5 million, down $49.7 million, or 33% from the same prior year period. The decrease was mainly due to lower revenues ($48.8 million).

•	Operating cash flow before changes in working capital[1] for the first quarter 2013 was $115.2 million ($0.31 per share1), down $65.6 million ($0.17 per share) or 36% from the same prior year period.

Financial Position

•

Cash, cash equivalents and gold bullion (at market value) was $863.3 million at March 31, 2013, down $157.3 million from December 31, 2012. The decrease was mainly due to capital expenditures related to mining assets ($194.7 million) and the payment of dividends ($48.6 million), partially offset by cash from operating activities ($99.5 million).

•	As at March 31, 2013, no funds were drawn against the Company’s $750 million total unsecured revolving credit facilities.

Production, Cash Costs and Margins

Gold Operations

•

Attributable gold production, inclusive of the joint venture operations, was 188,000 ounces in the first quarter 2013, down 19,000 ounces from the same quarter 2012. Production was lower due to lower grades at Essakane (15,000 ounces) and Sadiola (6,000 ounces) and lower throughput at Rosebel (4,000 ounces), partially offset by increased production at Yatela (3,000 ounces) and Mouska (3,000 ounces). With the ramp-up of contribution from the Doyon division, we are on track to meet our annual production guidance.

•

Attributable sales volume, inclusive of joint ventures operations, for the first quarter 2013 was 171,000 ounces compared to attributable gold production of 188,000 ounces. The difference was mainly related to Rosebel (8,000 ounces), due in part to in-transit inventory related to switching to a different refiner for carbon fines, and ramp-up of processing at Mouska (5,000 ounces). The nominal amount of production from Mouska at the end of March did not get sold.

•

Cash costs[2] for the first quarter 2013, inclusive of joint venture operations, were $787 an ounce compared to $679 an ounce in the same quarter 2012, but $63 below the bottom of the 2013 guidance range. Cash costs for IAMGOLD operated sites were $731 an ounce compared to $596 an ounce for the first quarter 2012. As expected, the year-over-year increase was mainly due to the impact of lower grades on production, higher power costs associated with grinding and crushing harder rock and inflationary pressures across all sites. Mine re-sequencing, mostly at Rosebel, to access high grade ore and the proactive kick-off of our cost reduction program helped to reduce costs. While we anticipate further benefits from the cost reduction initiatives, we are maintaining our outlook on cash costs and will re-visit guidance in the second quarter.

•

The gold margin[2] in the first quarter 2013 was $844 an ounce, down 17% from the first quarter 2012, reflecting a 16% increase in cash costs per ounce and a lower average realized gold price of $1,631 an ounce compared to $1,702 an ounce in the same prior year period.

Niobium Operations

•	Niobium production for the first quarter was 1.2 million kilograms, up 9% from the same quarter 2012.

•	The operating margin[2] was $16 per kilogram, unchanged from the same prior year period.

COST REDUCTION PROGRAM

In March, before the drop in the gold price, we announced a $100 million cost-reduction program to counter the cost pressure from inflation and the higher demand for power associated with increasing rock hardness at Essakane and Rosebel. We have completed comprehensive cost reviews at all operating and exploration sites and corporate offices to identify specific areas to reduce costs. We plan to reduce costs at our operations by $43 million, exploration expenditures by $40 million and mine site and corporate general and administrative costs by approximately $11 million and $6 million, respectively. Through a combination of greater control over discretionary spending, the prioritization of activities and measures to improve productivity we are making good progress with this program. The following are some examples:

•	Prioritization of brownfield and greenfield exploration projects, leading to refocusing of objectives and cuts to, or elimination of, lower priority projects.

•	Hiring freezes at most operations, with exceptions only for critical production roles.

•	Re-sequencing of mining to defer waste stripping and to improve ore grades during 2013.

•	Discussions with key suppliers to reduce costs of consumables and services as well as capital equipment.

•	Reduced reagent consumption and prices at Niobec and increased productivity in the converter process thereby reducing unit production costs.

•	Reduced corporate travel and revised travel policy.

•	Fuel and waste oil management program to reduce fuel consumption.

OPERATING HIGHLIGHTS AND CORPORATE DEVELOPMENTS

Westwood/Mouska

The refurbished plant commenced production at the end of the first quarter 2013. The operation is initially processing stockpiled ore from the Mouska mine. The stockpiled ore from 2012 and the ore mined from Mouska in 2013 are expected to total approximately 60,000 commercial ounces for the year. Production from the Westwood mine, estimated at approximately 80,000 ounces for 2013, will ramp up throughout the year. Commercial production is expected to begin in October 2013. Until then, the contribution from ounces sold will be netted against capital expenditures. In total, the Westwood plant is expected to produce between 130,000 to 150,000 ounces in its first year of production.

Essakane Expansion

The plant expansion at Essakane, which began mid-2012 to accommodate an increasing proportion of hard rock, is on plan and on time for completion by the end of 2013. Ore grades in 2013 are expected to be 10%-15% lower than the life of mine average, mainly due to the processing of lower-grade, softer ore that had been stockpiled in prior years. As Essakane moves into harder rock, the higher grades will help to mitigate the impact of the higher energy consumption required to treat harder ore and improve grades in line with the life of mine average. We are also focused on bringing in softer ore from the Falagountou satellite resource, eight kilometres east of the main pit. Site evaluation drilling is expected to commence in the second quarter and we are looking at the possibility of advancing evaluation and development studies with the objective of bringing the resource into production in 2014, which would be a year ahead of the original mine plan.

Sadiola Sulphide Project

With the exception of prior commitments, sustaining capital and capitalized stripping, we are deferring capital expenditures with respect to the sulphide expansion project until our joint venture partner AngloGold Ashanti agrees to move forward. Regardless of project economics, this is not a project that we will proceed with on our own.

Côté Gold Project

The filing of the Project Description with the Canadian Environmental Assessment Agency in March 2013 initiated the permitting process for the Côté Gold Project in northern Ontario, which is expected to be completed by the end of 2014. The pre-feasibility study is expected to be completed by the end of 2013 followed by the completion of the feasibility study at the end of 2014. If the project economics based on the gold price environment at that time do not meet our required rate of return, we have the option of deferring the project. Côté Gold is an attractive long-term asset that will strengthen our production pipeline.

Niobec Expansion

The completion of the feasibility study for the Niobec expansion is expected in the third quarter 2013 followed by the finalization of the permitting process in the second quarter 2014. As previously stated, Niobec is a stable business that generates a predictable stream of cash flow. Regardless of the project economics related to the expansion, we will not move forward without a partner to jointly fund the project.

Rosebel Definitive Agreement

On April 13, 2013, the previously announced agreement with the Surinamese government on November 26, 2012 was unanimously approved by Suriname’s National Assembly. This agreement provides the opportunity to target softer rock at a significantly reduced power rate. The agreement:

•	Extends the terms of the existing agreement by 15 years to 2042.

•

Establishes a joint venture with the Government of the Republic of Suriname targeting an area within a 45-kilometre radius of the Rosebel mill, but excluding the existing Rosebel concession. IAMGOLD will have a 70% participating interest and the Government of Suriname a 30% participating interest on a fully-paid basis for investment beyond the scope of the current operation. The power rate applicable to all production from the joint venture area will be $0.11 per kilowatt hour, representing a 50% reduction from the current power rate.

We are pursuing further discussions with the Government of the Republic of Suriname to reduce power rates applicable to our existing concession. The feasibility study will not be finalized until the power rate is determined.

Commitment to Zero Harm Continues

•	IAMGOLD made the 2013 Maclean’s/Sustainalytics list of the 50 Most Socially Responsible Corporations in Canada for the fourth year in a row.

•

Regarding health and safety, the frequency of all types of serious injuries (measured as DART rate3) for the first quarter 2013 was 0.96 compared to 1.12 for full year 2012, representing a 14% improvement.

SUMMARIZED FINANCIAL RESULTS

Financial Position ($ millions, except where noted)	March 31, 2013	Change	December 31, 2012[1]
Cash, cash equivalents, and gold bullion
• at market value	$863.3	(15%)	$1,020.6
• at cost	$744.9	(17%)	$894.2
Total assets	$5,282.5	—	$5,295.6
Long-term debt	$639.2	—	$638.8
Available credit facilities	$750.0	—	$750.0

Summary of Financial and Operating Results	Three months ended March 31,
($ millions, except where noted)	2013	Change	2012[1]
Financial Data
Revenues	$305.3	(14%)	$354.1
Cost of sales	184.4	3%	178.8

Gross earnings from mining operations	$120.9	(31%)	$175.3

Net earnings attributable to equity holders of IAMGOLD[2]	$10.9	(91%)	$119.2
Basic net earnings per share ($/share)[2]	$0.03	(91%)	$0.32

Adjusted net earnings attributable to equity holders of IAMGOLD[2]	$57.7	(37%)	$91.6
Basic adjusted net earnings per share ($/share)[2]	$0.15	(38%)	$0.24

Operating cash flow[2]	$99.5	(33%)	$149.2
Operating cash flow ($/share)[2]	$0.26	(35%)	$0.40

Operating cash flow before changes in working capital[2]	$115.2	(36%)	$180.8
Operating cash flow before changes in working capital ($/share)[2]	$0.31	(35%)	$0.48

[1]	Balances related to 2012 have been reclassified as per note 2(c)(ii) of the consolidated interim financial statements.
[2]

The Company has included the following non-GAAP measures: adjusted net earnings attributable to equity holders of IAMGOLD, adjusted net earnings per share, operating cash flow per share, operating cash flow before changes in working capital per share. Refer to the Supplemental Information attached to this news release for reconciliation to GAAP measures.

KEY OPERATING STATISTICS

	Three months ended March 31,
	2013	Change	2012
Key Operating Statistics – Gold mines
Gold sales – attributable (000s oz)	171	(12%)	195
Gold production – attributable (000s oz)	188	(9%)	207

Average realized gold price ($/oz)	$1,631	(4%)	$1,702
Total cash cost ($/oz)[1]	$787	16%	$679
Gold margin ($/oz)[1]	$844	(17%)	$1,023

Key Operating Statistics – Niobec Mine
Niobium production (millions of kg Nb)	1.2	9%	1.1
Niobium sales (millions of kg Nb)	1.2	—	1.2
Operating margin ($/kg Nb)[1]	$16	—	$16

[1]

The Company has disclosed the following non-GAAP measures: total cash cost per ounce, gold margin per ounce, and operating margin per kilogram of niobium sold at the Niobec mine. Refer to the Non-GAAP performance measures section of this news release for reconciliation to GAAP measures.

ATTRIBUTABLE GOLD PRODUCTION AND CASH COSTS

The table below presents the attributable gold production and total cash cost per ounce of production to the Company.

	Gold Production (000s oz)		Total Cash Cost (/oz)[1]
	Three months ended March 31,		Three months ended March 31,
	2013	2012	2013	2012
IAMGOLD Operator
Rosebel (95%)	89	93	$717	$637
Essakane (90%)	65	80	729	562
Doyon division[2] (100%)	5	2	988	134

	159	175	$731	$596

Joint Ventures
Sadiola (41%)	19	25	$1,043	$1,010
Yatela (40%)	10	7	1,196	1,613

	29	32	$1,094	$1,135

Total	188	207	$787	$679

Cash cost, excluding royalties			$699	$588
Royalties			88	91

Total cash cost[1]			$787	$679

[1]	Total cash cost is a non-GAAP measure. Refer to the non-GAAP performance measures section of this news release for the reconciliations to GAAP measures.
[2]

In 2012, the Mouska mine, as planned, did not produce gold other than marginal gold derived from the mill clean-up process. In 2013, the processing plant at Westwood began milling Mouska stockpiled ore.

FIRST QUARTER 2013 OPERATIONS REVIEW

ROSEBEL MINE, SURINAME

Attributable gold production was 89,000 ounces for the first quarter 2013, 4% lower than the same quarter in 2012 due to lower throughput partially offset by higher than expected grades and recoveries. The mine was able to sequence its mining to access higher grade ore to mitigate the increase in cash costs. Throughput was lower due to unscheduled maintenance, which resulted in the mill being shut down for seven days, and a harder rock blend.

Total cash costs were $717 an ounce, 13% higher than the same period in 2012 mainly due to lower production, increased labour costs, higher maintenance costs and higher fuel costs from longer hauls.

Cost management initiatives

Ongoing cost management initiatives at Rosebel include continuous improvement programs to improve utilization of primary production equipment in the mine, improve operator efficiency, optimize bench sizes, improve drill and blast performance and, additionally, optimize the intensive cyanide leach section of the gravity circuit to increase overall recovery and reduce total cyanide consumption. The operation continues to look for and implement opportunities to reduce manpower requirements, to reduce power consumption and to find additional soft rock resources to feed the plant.

ESSAKANE MINE, BURKINA FASO

Attributable gold production was 65,000 ounces, 19% lower than the same prior year period as a result of expected lower grades. Essakane continued stripping in Phase 2 of the push-back of the main pit. During this period, higher-grader ore was stockpiled while lower-grade, softer ore was mined and processed.

Total cash costs in the first quarter 2013 were $729 an ounce, up 30% from the same prior year period. The increase was mainly due to the impact of lower grades, higher energy prices and consumption and the upward pressure on consumable prices.

Cost management initiatives

Ongoing cost management initiatives at Essakane include significantly improved loading and hauling productivity in the mine, improved primary crusher performance and a program to improve maintenance reliability in the plant to maximize operating time and improve circuit stability. As well, the construction team achieved early completion of two key elements of the expansion project: additional leach capacity and a pebble crusher for the existing grinding circuit. Commissioning and integration of these two elements during April will enhance performance, including improved efficiency of consumables. Manpower growth at Essakane is being managed tightly, and filling of open expatriate positions is being restricted. Efforts continue as well to review alternative power sources for Essakane.

DOYON DIVISION, CANADA

The Doyon division includes the Mouska Mine and the Westwood Mine. The Mouska Mine is scheduled to close at the end of 2013 and the Westwood plant commenced production at the end of the first quarter 2013. The Westwood plant is initially processing ore stockpiled from the Mouska Mine, which is expected to total approximately 60,000 ounces in 2013. The processing of ore from the Westwood Mine will ramp up throughout 2013, with production estimated at approximately 80,000 ounces for the year. Commercial production is expected to begin in October 2013. Until then, the contribution from ounces sold will be netted against capital expenditures. In total, the Westwood plant is expected to produce between 130,000 to 150,000 ounces in its first year of production.

With production commencing late in the quarter, production was nominal and the small amount of gold poured was sold in April 2013.

Total cash costs per ounce were $988 an ounce, reflecting the nominal amount of production in the first quarter.

Cost management initiatives

Initiatives at Westwood are focused on improving underground development productivity. These efforts include greater involvement of senior supervisors underground, improvements to the supply chain for work materials to development crews, improved maintenance practices and scheduling additional working faces to provide greater flexibility. Improved underground development productivity will reduce requirements for both additional manpower and equipment going forward, as well as provide opportunities for increased production for the current year and a quicker project ramp up period.

SADIOLA MINE, MALI

Attributable gold production for the first quarter of 2013 was 19,000 ounces, 24% lower than in the first quarter 2012 due to lower grades partially offset by higher recovery.

Total cash costs were $1,043 an ounce, 3% higher than the same prior year period mainly as a result of lower gold production. Royalties were lower as a result of lower realized gold prices.

Sadiola did not distribute a dividend in the first quarter 2013 and 2012.

Cost management initiatives

Sadiola will address the effectiveness of contractor management so as to improve mining efficiencies and mill performance to reduce costs and increase gold production.

YATELA MINE, MALI

Attributable gold production for the first quarter 2013 was 10,000 ounces, 43% higher than in the first quarter 2012. The increase was due to higher gold grades from the bottom of a satellite pit. Total operating material mined was 45% lower than in the same prior year period as the mine is approaching its end of life.

Total cash costs in the first quarter 2013 were $1,196 an ounce, down 26% from the same prior year period. This was due to higher gold production and the impact of the impairment of inventories during 2012 which reduced the net cost of gold produced.

Yatela did not distribute a dividend in the first quarter 2013 and 2012.

Cost management initiatives

Yatela is focused on improving the production of gold through accessing additional and/or higher grade ore zones as they are identified. During the end of life mining, we will continue to look for opportunities to leach additional gold from older heaps.

NIOBEC NIOBIUM MINE, CANADA

Niobium production in the first quarter 2013 of 1.2 million kilograms increased 9% from the same period in 2012 due to higher Nb2O5 ore grades and throughput.

Niobium revenues increased to $49.7 million in the first quarter 2013 compared to $48.4 million in the same prior year period due to marginally higher sales volume. The operating margin of $16 per kilogram remained unchanged compared to the same period in 2012.

Cost management initiatives

For 2013, Niobec is focusing on improving underground development productivity and blasting efficiency. Improved stability of ore quality fed to the mill, together with enhanced flotation capacity, is providing improved metallurgical performance. In the converter, the operation has introduced larger melting vessels to improve overall productivity and reduce costs.

ATTRIBUTABLE GOLD SALES VOLUME AND REALIZED GOLD PRICE

	Gold Sales[1] (000s oz)		Average Realized Gold Price ($/oz)
	Three months ended March 31,		Three months ended March 31,
	2013	2012	2013	2012
IAMGOLD operator (100%)	155	178	$1,630	$1,704
Joint ventures[2]	28	30	$1,638	$1,690

Total[1]	183	208	$1,631	$1,702

[1]	Attributable sales volume for the first quarter 2013 and 2012 were 171,000 and 195,000 ounces, respectively, after taking into account 95% of the Rosebel sales and 90% of the Essakane sales.
[2]	Attributable sales of joint ventures: Sadiola (41%) and Yatela (40%).

NIOBEC PRODUCTION, SALES AND OPERATING MARGIN

	Three months ended March 31,
	2013	Change	2012
Total operating material mined (000s t)	590	4%	570
Ore milled (000s t)	565	2%	555
Grade (% Nb2O5 )	0.58	5%	0.55
Niobium production (millions of kg Nb)	1.2	9%	1.1
Niobium sales (millions of kg Nb)	1.2	—	1.2
Operating margin ($/kg Nb)[1]	$16	—	$16

[1]	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the Supplemental Information section attached to this news release for reconciliation to GAAP measures.

CAPITAL EXPENDITURES

Capital expenditures (CAPEX) in the first quarter 2013 were $209.1 million, inclusive of joint ventures. The following table shows the split between expansion-related CAPEX and sustaining CAPEX.

Three months ended March 31, 2013
($ millions)	Sustaining	Development/ Expansion	Total
Gold segments
Rosebel	$36.0	$12.3	$48.3
Essakane	30.5	45.6	76.1
Westwood	—	51.9	51.9

Total gold segments	66.5	109.8	176.3
Niobec	8.4	9.8	18.2
Corporate and other	0.2	—	0.2

Total capital expenditures, consolidated	75.1	119.6	194.7
Joint ventures[1] – Sadiola and Yatela	7.0	7.4	14.4

	$82.1	$127.0	$209.1

[1]	Attributable capital expenditures of joint ventures: Sadiola(41%) and Yatela (40%).

Rosebel

Total capital expenditures were $48.3 million in the first quarter. Sustaining CAPEX was $36.0 million and included mining equipment ($18.9 million), capitalized stripping ($5.4 million), resource development exploration ($3.2 million) and tailings dam ($3.1 million). Expansion CAPEX of $12.3 million included mining equipment ($7.0 million), third ball mill ($4.9 million) and the feasibility study ($0.4 million) related to the future expansion.

Essakane

Total capital expenditures were $76.1 million in the first quarter. Sustaining CAPEX of $30.5 million included capitalized stripping ($19.4 million) and mining equipment ($5.9 million). Expansion CAPEX of $45.6 million relates to the expansion of the plant (construction, mine and mill equipment), which will be completed by the end of 2013, to accommodate the transition to hard rock.

Westwood

Total capital expenditures were $51.9 million in the first quarter and related to general mine infrastructure in preparation for start-up, including the refurbishment of the mill.

Niobec

Total capital expenditures were $18.2 million in the first quarter. Sustaining CAPEX was $8.4 million including underground development ($3.2 million) and mill optimization ($1.5 million). Although Niobec will not move forward with an expansion without a partner to participate in the funding, expansion CAPEX of $9.8 million included the expansion feasibility study, land costs and mine development associated with expansion and construction.

Joint Ventures

Total attributable capital expenditures were $14.4 million in the first quarter. Sustaining CAPEX of $7.0 million included capitalized stripping ($3.4 million) at Sadiola. While capital expenditures have, for the most part, been deferred pending final approval by AngloGold Ashanti to move the Sadiola sulphide project forward, expansion CAPEX of $7.4 million related to previous commitments for equipment.There were no significant capital expenditures at Yatela.

EXPLORATION

IAMGOLD was active at brownfield development and greenfield exploration projects in eight countries located in West Africa and North and South America for the three months ended March 31, 2013. In the first quarter 2013, exploration expenditures totaled $28.8 million, of which $22.1 million was expensed and $6.7 million was capitalized. This compares to $27.7 million for the same period in 2012. Drilling activities from all projects totaled approximately 117,400 metres for the quarter.

In light of IAMGOLD’s $100 million cost reduction initiative, we have re-prioritized our global exploration activities and lowered our 2013 outlook by $40 million. The reduction in exploration activities relates to greenfield projects ($14.9 million), brownfield projects ($18.6 million) and the Côté Gold project ($6.5 million). The reduction in Côté Gold spending reflects the deferral of some exploration costs into future years, as well as a redesign of some study components. The changes are not anticipated to impact the timing of the project. Nevertheless, we plan to undertake significant greenfield exploration campaigns on priority projects in Ontario, Brazil and Senegal, and largely maintain planned resource development drilling programs at the Rosebel, Essakane, Westwood and Niobec operations. The outlook for 2013 exploration expenditures of $99.0 million is $48.2 million lower than 2012 full year exploration spend.

2013 OUTLOOK

PRODUCTION AND CASH COSTS – Guidance maintained for 2013

IAMGOLD Full Year Guidance	2013
Rosebel (000s oz)	365 – 385
Essakane (000s oz)	255 – 275
Doyon division (000s oz)[1]	130 – 150

Total owner-operated production (000s oz)	750 – 810
Joint ventures (000s oz)	125 – 140

Total attributable production (000s oz)	875 – 950

Owner-operated total cash cost ($/oz)[2]	$810 – $880
Consolidated total cash cost ($/oz)[2]	$850 – $925

Owner-operated all-in sustaining cost ($/oz)[3]	$1,150 – $1,250
Consolidated total all-in sustaining cost ($/oz)[3]	$1,200 – $1,300

Niobec production (millions of kg Nb)	4.7 – 5.1
Niobec operating margin ($/kg Nb)[2]	$15 – $17

Effective tax rate (%)	38%

[1]

Doyon division production of 130,000 – 150,000 ounces includes Westwood non-commercial production of 40,000 to 50,000 ounces. Associated contribution will be recorded against its mining assets in the consolidated balance sheet.

[2]

Cash cost per ounce and operating margin per kilogram of niobium sold at the Niobec mine are non-GAAP measures. Refer to the Non-GAAP performance measures section of this news release for reconciliation to GAAP measures.

[3]

All-in sustaining cost per ounce sold is defined as the sum of operating gold sites attributable cost of sales excluding depreciation and including by-product credits, corporate general and administration expenses, sustaining exploration spending, sustaining capital expenditures and asset retirement obligation costs divided by attributable ounces sold. The Company plans to conform to the World Gold Council industry guidelines.

IAMGOLD maintains its 2013 annual gold production guidance range of 875,000 to 950,000 ounces. Production is expected to trend higher in the second quarter with the processing of Mouska stockpiled ore and is expected to end the year within guidance. Cash cost guidance for 2013 is maintained at a range of $850 to $925 an ounce. Cash costs for the remainder of the year are expected to trend higher, mainly due to increasing hard rock at Rosebel and Essakane. At the same time, we are achieving traction with our cost improvement program.

We expect to produce between 4.7 and 5.1 million kilograms of niobium in 2013 at a margin of between $15 and $17 a kilogram.

Effective Tax Rate

The effective tax rate for the first quarter 2013 was 68% due to the limited tax deductibility on the impairment of investments. After normalizing earnings for the impairment and other items, the effective tax rate was 36% in the first quarter 2013 and is comparable to the annual effective tax rate of 38% previously provided as guidance.

Income tax paid was $14.3 million in the first quarter 2013. As in the prior year, income tax paid will be highest in the second quarter 2013 as final payments for the 2012 income tax liabilities and installments for the estimated income tax liabilities for 2013 will be made. For the second quarter 2013, income tax paid is expected to be in the range of $50 million to $60 million, excluding Sadiola and Yatela, which are accounted for as equity investments.

CAPITAL EXPENDITURES

The Company maintains its capital expenditure forecast for 2013 as set out below.

($ millions)	Sustaining	Development/ Expansion		Total
Gold segments
Rosebel	$108.0	$22.0	[1]	$130.0
Essakane	100.0	200.0		300.0
Westwood	20.0	80.0		100.0

Total gold segments	228.0	302.0		530.0
Niobec Corporate and other	31.0 5.0	49.0 —		80.0 5.0

Total capital expenditures, consolidated	264.0	351.0		615.0
Joint ventures – Sadiola[2] and Yatela	20.0	30.0		50.0

	$284.0	$381.0		$665.0

[1]

The Company is pursuing further discussions with the Government of Suriname to reduce power rates applicable to its existing concession. The feasibility study and associated capital program, if any, will not be finalized until the power rate is determined.

[2]

Attributable capital expenditures of $50 million include capitalized stripping costs and existing commitments related to the ordering of long lead items in 2012 for the Sadiola sulphide expansion project.

As disclosed in IAMGOLD’s annual MD&A, depreciation expense is expected to increase in 2013 compared to 2012 with the commencement of commercial production at the Westwood mine and higher depreciation of capitalized stripping at Essakane. Depreciation is expected to be in the range of $175 million to $185 million, excluding Sadiola and Yatela, which are accounted for as equity investments.

The outlook is based on 2013 full year assumptions for average realized gold price of $1,600 per ounce, $C/$US exchange rate of 1.00, $US/€ exchange rate of 1.25 and average crude oil price of $95 per barrel.

NON-GAAP FINANCIAL MEASURES – ADJUSTED NET EARNINGS

Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are non-GAAP performance. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are intended to provide additional information, but do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings attributable to equity holders of IAMGOLD represent net earnings attributable to equity holders excluding certain impacts, net of tax, such as changes in estimates of asset retirement obligations at closed sites, unrealized derivative gains or losses, gains or losses on sale of marketable securities and assets, interest expensed that is unrelated to financing working capital, impairments of investments in associates and marketable securities, foreign exchange gains or losses and the impact of significant changes in tax laws for mining taxes. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS.

The following table provides a reconciliation of net earnings attributable to equity holders of IAMGOLD as per the consolidated interim statements of earnings, to adjusted net earnings attributable to equity holders of IAMGOLD.

	Three months ended March 31,
($ millions, except where noted)	2013	2012
Earnings before income taxes and non-controlling interests	$53.3	$178.8

Adjusted items:
• Impairment of investments	27.4	4.6
• Interest expense on senior unsecured notes	7.7	—
• Foreign exchange losses (gains)	1.6	(11.1)
• Unrealized derivative losses (gains)	12.0	(9.6)
• Gains on sale of marketable securities	—	(5.6)
• Losses (gains) on sale of assets	0.3	(2.3)
• Changes in estimates of asset retirement obligations at closed sites	(2.3)	(3.1)

	46.7	(27.1)

Adjusted earnings before income taxes and non-controlling interests	100.0	151.7
• Income tax expenses	(36.0)	(49.8)
• Tax impact of adjusted items	0.1	(0.5)
• Non-controlling interests	(6.4)	(9.8)

Adjusted net earnings attributable to equity holders of IAMGOLD	$57.7	$91.6

Basic weighted average number of common shares outstanding (millions)	376.6	376.0

Basic adjusted net earnings attributable to equity holders of IAMGOLD per share ($/share)	$0.15	$0.24

Effective adjusted tax rate (%)	36%	33%

NON-GAAP FINANCIAL MEASURES – OPERATING CASH FLOW BEFORE

CHANGES IN WORKING CAPITAL

The Company makes reference to a non-GAAP measure for operating cash flow before changes in working capital and operating cash flow before changes in working capital per share. This measure is defined as cash generated excluding changes in working capital. Working capital can be volatile due to numerous factors including build-up of inventories. Management believes that, by excluding these items, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

The following table provides a reconciliation of operating cash flow before changes in working capital:

	Three months ended March 31,
($ millions, except where noted)	2013	2012[1]
Cash flow generated from operating activities per consolidated interim financial statements	$99.5	$149.2
Adjusting items from non-cash working capital items and non-current ore stockpiles
• Receivables and other current assets	(7.5)	(16.1)
• Inventories and non-current ore stockpiles	27.1	26.4
• Accounts payable and accrued liabilities	(3.9)	21.3

Operating cash flow before changes in working capital	$115.2	$180.8

Basic weighted average number of common shares outstanding (millions)	376.6	376.0

Basic operating cash flow before changes in working capital per share ($/share)	$0.31	$0.489

[1]	Balances related to 2012 have been reclassified as per note 2(c)(ii) of the consolidated interim financial statements.

NON-GAAP FINANCIAL MEASURES – GOLD MARGIN

This news release refers to gold margin per ounce of gold, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold assets. The information allows management to assess how well the gold mines are performing relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.

In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize that gold margins also change at an equal or even faster rate. While mining lower grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine. IAMGOLD’s exploitation strategy, including managing cutoff grades, mine sequencing, and stockpiling practices, is designed to maximize the total value of the asset given conservatively derived assumptions for key economic parameters going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.

The gold margin per ounce of gold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of gold margin per ounce of gold for the gold operating mine to realized gold price less total cash costs per ounce produced.

	Three months ended March 31,
($/oz of gold)	2013	2012
Realized gold price	$1,631	$1,702
Total cash costs	787	679

Gold margin	$844	$1,023

NON-GAAP FINANCIAL MEASURES – CASH COSTS

This news release often refers to cash costs per ounce, a non-GAAP performance measure in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess the overall effectiveness and efficiency of gold mining operations. “Cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is still an accepted standard of reporting cash costs of gold production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and attributable realized derivative gain or loss, but are exclusive of amortization, reclamation, capital, exploration and development costs. These costs are then divided by the Company’s attributable ounces of gold produced to arrive at the total cash costs per ounce. The measure, along with sales, is considered a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

These gold cash costs do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operations as determined under IFRS. The following tables provide a reconciliation of total cash costs per ounce produced for gold mines to the cost of sales, excluding depreciation, as per the consolidated interim statements of earnings.

	Three months ended March 31,
($ millions, except where noted)	2013	2012
Cost of sales[1], excluding depreciation	$146.0	$141.4
Less: Cost of sales for non-gold segments[2], excluding depreciation	31.4	31.0

Cost of sales for gold segments, excluding depreciation	114.6	110.4
Adjust for:
By-product credit (excluded from cost of sales)	(0.3)	(0.6)
Stock movement	14.8	7.7
Other mining costs	(4.2)	(4.7)
Cost attributed to non-controlling interests	(8.6)	(8.1)

	1.7	(5.7)

Cash costs – operating mines	116.3	104.7
Cash costs – Sadiola and Yatela (Joint ventures)	31.9	36.4

Total cash costs	$148.2	$141.1

Attributable gold production – operating mines (000s oz)	159	175
Attributable gold production – Sadiola and Yatela (joint ventures) (000s oz)	29	32

Total attributable gold production (000s oz)	188	207

Total cash costs ($/oz)	$787	$679

[1]	As per the Company’s consolidated interim financial statements.
[2]	Non-gold segments consist of Niobium, Corporate, and Exploration and Evaluation Segments

NON-GAAP FINANCIAL MEASURES – NIOBEC OPERATING MARGIN

This news release refers to operating margin per kilogram of niobium at the Niobec mine, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset, the Niobec mine. The information allows management to assess how well the Niobec mine is performing relative to the plan and to prior periods, as well as, assess the overall effectiveness and efficiency of the operations. The operating margin per kilogram of niobium does not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of operating margin per kilogram of niobium at the Niobec mine to revenues and cost of sales as per the consolidated interim statements of earnings.

	Three months ended March 31,
($ millions, except where noted)	2013	2 012
Revenues from the Niobec mine as per segmented information [1]	$49.7	$48.4
Cost of sales from the Niobec mine as per segmented information, excluding depreciation expenses	(30.1)	(29.8)
Other costs	—	(0.2)

Operating margin	$19.6	$18.4

Sales volume (millions of kg Nb)	1.2	1.2

Operating margin ($/kg Nb)	$16	$16

[1]	As per the Company’s consolidated interim financial statements.

End Notes (excluding tables)

(1)

Adjusted net earnings attributable to equity holders of IAMGOLD, adjusted net earnings attributable to equity holders of IAMGOLD per share, operating cash flow from continuing operations before changes in working capital and operating cash flow from continuing operations before changes in working capital per share are non-GAAP financial measures. Please refer to the reconciliation to GAAP measures above in this news release.

(2)

Cash cost per ounce, gold margin per ounce, operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures. Please refer to the Supplemental Information section attached to this news release for reconciliation to GAAP measures.

(3)	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

Filing of Amended New By-Law Number Two

IAMGOLD announces that, following discussions with Institutional Shareholder Services (“ISS”) regarding the advanced notice provisions in the new By-Law Number Two of the Corporation which has been filed on SEDAR and EDGAR and is subject to the approval of IAMGOLD’s shareholders at the upcoming annual and special meeting of shareholders to be held on May 21, 2013, IAMGOLD has amended these provisions to meet ISS’s standards. The amended new By-Law Number Two has been filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) and available on IAMGOLD’s website (www.iamgold.com). Shareholders can also request a copy from IAMGOLD’s Corporate Secretary.

CONFERENCE CALL

A conference call will be held on Wednesday, May 8, 2013 at 8:30 a.m. (Eastern Standard Time) for a discussion with management regarding IAMGOLD’s first quarter 2013 operating performance and financial results. A webcast of the conference call will be available through IAMGOLD’s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-855-410-0553 or 1-646-583-7389, passcode: 755503#.

A replay of this conference call will be available from 5:00 p.m. May 8th to June 6th, 2013. Access this replay by dialling: North America toll-free: 1-855-410-0556 or 1-646-583-7395, passcode: 337468#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information included in this news release, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking statements. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold producer with six operating gold mines (including current joint ventures) on three continents. In the Canadian province of Québec, the Company also operates Niobec Inc., one of the world’s top three producers of niobium, and owns a rare earth element resource close to its niobium mine. IAMGOLD is well positioned for growth with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD will advance those projects from its pipeline of exploration and expansion projects that can deliver attractive rates of return. IAMGOLD’s growth plans are strategically focused in certain regions in Canada, select countries in South America and Africa.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation

Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation

Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD’s website at www.iamgold.com and through CNW Group’s website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.